ANVEX INTERNATIONAL, INC.

Via Tingo, Marte y Los Cometas, conjunto Ceciliana, 5, Quito, Pichincha 170503, Ecuador

Tel: (702) 358-0509, Fax: (702) 509-5354, E-mail: anvexint@gmail.com

May 10, 2011

Ms. Chambre Malone

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE, Mail Stop 4631

Washington, DC 20549

Reference: Anvex International, Inc.

       Amendment No.1 to

                    Registration Statement on Form S-1

                    Filed on: April 27, 2011

                    File No. 333-173039

Dear Ms. Malone:

Further to your letter dated May 9, 2011, concerning the deficiencies in Amendment No. 1 to Form S-1 filed on April 27, 2011, we provide the following responses:

Prospectus Cover Page, page 3

1. SEC Comment: We note your response to comment in our letter dated April 20, 2011. We also note your statement in the first paragraph on page 17 that you expect to complete you public offering within 240 days after the effectiveness of the registration statement. However, your disclosure in the last sentence of the first paragraph of the prospectus cover page indicates that the offering will terminate at the earlier of when you decide to terminate it or when the offering is fully subscribed for. Please revise this sentence so that it is clear that you expect to offer and sell the shares within two years from the effective date of the registration statement.

Response: The last two sentences of the initial paragraph on the prospectus cover page have been re-worded to read as follows:

“The shares will be offered at a fixed price of $.02 per share. The offering shall terminate on the earlier of (i) the date when the Anvex International, Inc. decides to do so, or (ii) when the offering is fully subscribed for.  We expect to offer and sell all 3,000,000 shares offered hereunder within two years from the initial effective date of the Registration Statement of which this Prospectus forms a part.”

Description of business, page 22

2. SEC Comment: We note your response to prior comment 11 of our letter dated April 20, 2011. Your audited balance sheet at February 28, 2011 on page F-2 reflects current assets of $3,500 and current liabilities of $3,900, therefore, it appears to us that your working capital is ($499) as of this date. Please revise your statement accordingly.

Response:  The first sentence of the fourth paragraph under Description of Business has been corrected to read as follows:

“As of February 28, 2011, we had a working capital deficit of $499.”

Please direct any further comments or questions you may have to the company's legal counsel Mr. Joe Laxague, Esq. at:

Cane Clark LLP

3273 Warm Springs Rd.
Las Vegas, NV 89120

Telephone No.: (702) 312-6255

Facsimile No.: (702) 944-7100

Thank you.

Sincerely,

/S/ Anna Vechera

Anna Vechera, President

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